Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT RANKED NUMBER 242 FASTEST GROWING TECHNOLOGY COMPANY IN

NORTH AMERICA ON THE 2003 DELOITTE TECHNOLOGY FAST 500

VANCOUVER, CANADA — OCTOBER 14, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today announced that it ranked Number 242 on the 2003 Deloitte Technology Fast 500, a ranking of the 500 fastest growing technology companies in North America. Rankings are based on average percentage revenue growth over five years, from 1998-2002. Triant grew 1293 percent during this period.

Triant’s CEO Robert Heath credits a strategic financing, which enabled Triant to establish the market leadership position in Advanced Process Control (APC) for the semiconductor industry, with the Company’s 1293 percent revenue growth over the past five years. Mr. Heath said, “Triant is well-positioned to capitalize on the growing demand for APC solutions, which is driven by the ever-increasing complexity in semiconductor manufacturing.”

“Growing the top line enough to make the Deloitte Technology Fast 500 is especially meaningful during tough economic times for the technology sector,” said Mark A. Evans, national managing partner of Deloitte’s Technology, Media & Telecommunications Group. “We congratulate Triant Technologies Inc. on becoming one of the 500 fastest growing technology companies in North America.”

The Fast 500 list is compiled from Deloitte’s 20 regional North American Fast 50 programs, nominations submitted directly to the Fast 500, and public company database research. To qualify for the Fast 500, entrants must have had 1998 operating revenues of at least $50,000 USD and $75,000 CDN for the United States and Canada, respectively; and 2002 operating revenues must be at least $1 million USD or CDN. Deloitte researchers examined financial statements to validate operating revenues.

Entrants must also be public or private companies headquartered in North America and must be a “technology company,” defined as a company that owns proprietary technology that contributes to a significant portion of the company’s operating revenues; or devotes a significant proportion of revenues to the research and development of technology. Using other companies’ technology in a unique way does not qualify.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com.

About Deloitte

Deloitte, one of the nation’s leading professional services firms, provides audit, tax, financial advisory services and consulting through nearly 30, 000 people in more than 80 U.S. cities. The firm is dedicated to helping its clients and its people excel. Known as an employer of choice for innovative human resources programs, Deloitte has been recognized as one of the “100 Best Companies to Work For in America” by Fortune magazine for six consecutive years. “Deloitte” refers to Deloitte & Touche LLP and affiliated entities. Deloitte is the US member firm of Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu is a Swiss Verein (association), and as such, neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the name “Deloitte”, “Deloitte & Touche”, “Deloitte Touche Tohmatsu” or other related names. The services described herein are provided by the US member firm and not by the Deloitte Touche Tohmatsu Verein. For more information, please visit Deloitte’s web site at www.deloitte.com/us.

Deloitte Technology, Media & Telecommunications (TMT) Group

The TMT Group is composed of service professionals who have a wealth of experience serving technology, media and telecommunications companies throughout the world in areas including cable, communications providers, computers and peripherals, entertainment, media and publishing, networking, semiconductors, software, wireless, and related industries. These specialists understand the challenges that these companies face throughout all stages of their business growth cycle and are committed to helping them succeed. Deloitte is a leader in providing strategic, financial and operational assistance to its technology, media and telecommunications client.